     CONTACT:  Michael P. Hawks              (NYSE -- BMC)
               (612) 851-6030                FOR IMMEDIATE RELEASE


                 BMC REPORTS RECORD SECOND QUARTER EARNINGS

July 18, 1996 -- Minneapolis, MN -- BMC Industries, Inc. today reported second quarter net earnings of $9,842,000 or $.35 per share, up 32% from earnings of $7,477,000 or $.26 per share in the year-earlier period. Second quarter revenues for primary products (excluding equipment and technology sales) increased 5% over the prior year quarter.

Net earnings for the first six months of 1996 totaled $16,025,000 or $.57 per share. This represented an improvement of $3,854,000 or 32% over the $12,171,000 or $.43 per share recorded for the first six months of the prior year. Revenues from primary products for the first six months of 1996 were 11% higher than the same period in the prior year.

Paul B. Burke, BMC's chairman and chief executive officer stated "The second quarter represents a new second quarter earnings record for BMC and is the twenty-first consecutive quarter of increased net earnings over the year-earlier period, excluding income from the sale of equipment and technology and other non-recurring items. Very importantly, all three of our divisions contributed to our record results."

The Company's Precision Imaged Products operation (including both the Mask Operation and Buckbee-Mears St. Paul) produced record second quarter results. Due to the impact of the decline in the value of the Deutsche Mark (DM) relative to the dollar on the German Mask operation, primary product revenues for the Precision Imaged Products operation increased only slightly from the exceptionally strong second quarter of 1995. However, year-to-date revenues were up over 11%, notwithstanding the weakening of the DM. More importantly, second quarter profitability for the Precision Imaged Products operation increased 40% when compared to the year earlier quarter. This increase in profitability was due to the continued sales mix shift to higher-margin products and improved operating performance. In the second quarter, sales of jumbo (30" and larger) aperture masks increased 42% over second quarter 1995 sales. BMC's new computer monitor high-resolution mask line at the Company's manufacturing facility in Germany (BME) continued to move up the yield curve and ran at better than planned yields in the month of June. The Company made its first sales of computer monitor high-resolution masks from the new line at the end of the second quarter. While the sales impact of this


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line was nominal, substantial initial inventories have been built and the
Company believes that the BME high-resolution line will contribute significant sales in future quarters. Finally, Buckbee-Mears St. Paul's profitability in the second quarter increased 32% over the second quarter of 1995, due primarily to increased sales, sales mix changes and production efficiencies.

BMC's Optical Products operation also produced record second quarter results. Second quarter sales of Optical Products increased 17% over the second quarter of 1995, while profitability increased 39%. The increase in sales was attributable to higher sales in all product lines. In particular, sales of high end products (polycarbonate, progressive, high index and polarizing sunglass lenses) increased more than 21% over the same quarter in the prior year. The increase in Optical Products' profitability in the second quarter was driven by the increased sales and strong gross margin contributions from all product lines.

BMC is one of the world's largest manufacturers of aperture masks for color television tubes and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".


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                                  BMC INDUSTRIES, INC.

                      CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                       (Unaudited)
                        (in thousands, except per share amounts)

                                                    Three Months Ended            Six Months Ended
                                                          June 30                     June 30
                                               -------------------------     --------------------------
                                                     1996           1995            1996           1995
- -------------------------------------------------------------------------------------------------------
Revenues
    Net sales of primary products              $   67,513     $   64,026     $   135,622    $   121,779
    Equipment and technology sales                    661          5,621             853          9,202
- -------------------------------------------------------------------------------------------------------
         Total Revenues                            68,174         69,647         136,475        130,981
- -------------------------------------------------------------------------------------------------------
Operating Costs and Expenses
    Cost of sales of primary products              49,487         50,764         104,582         99,110
    Cost of equipment and technology sales            204          3,757             370          5,668
    Selling                                         2,559          2,205           5,117          4,480
    Administrative                                  1,288          1,330           2,515          2,584
- -------------------------------------------------------------------------------------------------------
         Total Operating Costs and Expenses        53,538         58,056         112,584        111,842
- -------------------------------------------------------------------------------------------------------
Income from Operations                             14,636         11,591          23,891         19,139
- -------------------------------------------------------------------------------------------------------
Other Income and (Expense)
    Interest expense                                  (60)           (28)           (190)          (105)
    Interest income                                    31            213             150            398
    Other income (expense)                             81            (92)             31           (159)
- -------------------------------------------------------------------------------------------------------
Earnings before Income Taxes                       14,688         11,684          23,882         19,273
Income Taxes                                        4,846          4,207           7,857          7,102
- -------------------------------------------------------------------------------------------------------
Net Earnings                                     $  9,842       $  7,477       $  16,025      $  12,171
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------
Earnings Per Share                                $  0.35        $  0.26         $  0.57        $  0.43
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------
Number of Shares Included in Per Share
  Computation                                      28,369         28,233          28,324         28,131
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------


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


                             BMC INDUSTRIES, INC.

                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 (in thousands)

                                                             JUNE 30          December 31
                                                             -------          -----------
ASSETS                                                          1996                 1995
- -----------------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                               $   5,540           $   15,874
   Trade accounts and notes receivable, net of allowances     25,276               23,003
   Inventories                                                47,098               34,772
   Deferred income taxes                                       4,831                3,753
   Other current assets                                        7,659                5,964
- -----------------------------------------------------------------------------------------
        Total Current Assets                                  90,404               83,366
- -----------------------------------------------------------------------------------------
Property, Plant and Equipment                                188,920              171,711
Less Accumulated Depreciation                                 92,551               90,302
                                                           ---------            ---------
   Property, Plant and Equipment, Net                         96,369               81,409
                                                           ---------            ---------
Deferred Income Taxes                                          5,607                5,362
Other Assets, Net                                             11,899               12,195
- -----------------------------------------------------------------------------------------
Total Assets                                               $ 204,279            $ 182,332
- -----------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
- -----------------------------------------------------------------------------------------
Current Liabilities
   Short-term borrowings                                   $   6,020
   Accounts payable                                           18,444            $  20,408
   Income taxes payable                                       10,094                9,308
   Accrued expenses and other current liabilities             24,533               20,920
- -----------------------------------------------------------------------------------------
        Total Current Liabilities                             59,091               50,636
- -----------------------------------------------------------------------------------------
Other Liabilities                                             19,261               21,654
Deferred Income Taxes                                          1,532                1,576

Stockholders' Equity
   Common stock                                               55,302               52,974
   Retained earnings                                          66,305               50,962
   Cumulative translation adjustment                           4,070                5,749
   Other                                                      (1,282)              (1,219)
- -----------------------------------------------------------------------------------------
        Total Stockholders' Equity                           124,395              108,466
- -----------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                 $ 204,279            $ 182,332
- -----------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------


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